Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Seven Seas Cruises S. DE R.L.						Predecessor Company(a)
	Twelve months ended September 30, 2011					Eleven months ended December 31, 2008	One month ended January 31, 2008
		Nine months ended September 30,		Year ended December 31,				Year ended December 31,
($ in thousands)		2011	2010	2010	2009			2007	2006

Fixed Charges:							(b)	(b)	(b)
Interest on debt and capitalized leases	$24,335	$18,532	$17,562	$23,364	$29,205	$37,585	$-	$-	$-
Amortization of debt discount and expense	3,708	2,686	3,077	4,099	4,091	4,541	-	-	-
Interest element of rentals	101	73	67	92	67	78	-	-	-

Total Fixed Charges	$28,144	$21,291	$20,706	$27,555	$33,363	$42,204	$-	$-	$-

Earnings:
Net income (loss)	$9,575	$17,930	$20,110	$11,755	$(36,499)	$(5,440)	$(1,002)	$4,085	$6,854
Addback
Provision (benefit) for income taxes	(62)	(165)	189	292	(292)	(91)	-	-	-
Fixed charges less interest capitalized	27,937	21,084	20,706	27,555	33,363	42,204	-	-	-

Total Earnings (Loss)	$37,450	$38,849	$41,005	$39,602	$(3,428)	$36,673	$(1,002)	$4,085	$6,854

Ratio of Earnings to Fixed Charges(c)	1.3	1.8	2.0	1.4	n/a	n/a	n/a	n/a	n/a

(a)	In January 2008, Seven Seas Cruises S. DE R.L. purchased substantially all of the assets of Regent Seven Seas Cruises, Inc. from Carlson Cruises Worldwide, Inc. and Vlasov Shipping Corporation. The term “Predecessor Company” refers to Carlson Cruises Worldwide, Inc. and its subsidiaries.
(b)	Information for the Predecessor Company for the years ended December 31, 2007 and 2006, and one month ended January 31, 2008 is unavailable.
(c)	Net losses for the year ended December 31, 2009 and for the eleven months ended December 31, 2008 resulted in a ratio of earnings to fixed charges less than 1. Additional earnings of $36.8 million and $5.5 million in 2009 and 2008, respectively, would have been needed to achieve coverage of 1.